Exhibit 99.1
Press Release
FOR IMMEDIATE RELEASE
Telenor, 26 January, 2006
Telenor Commences Lawsuits in Russia
(Fornebu, Norway and Moscow, Russia, 26 January 2006) — Telenor ASA today commenced three lawsuits in Moscow against Russian mobile operator VimpelCom, in which Telenor holds a 29.9% interest (26.6% of voting shares).
The lawsuits describe how shareholder Alfa Group, together with VimpelCom management, bypassed VimpelCom’s Board, circumvented minority shareholder protections in VimpelCom’s charter, and violated Russian law in connection with the acquisition of Closed Joint Stock Company “Ukrainian Radio Systems” (URS).
The violations include convening an illegal Extraordinary General Meeting of Shareholders (EGM) and providing false and misleading information to VimpelCom shareholders. The URS acquisition was completed in violation of Russian law and without the approval of the VimpelCom Board required by the company charter.
“Until recently, Telenor had a good relationship with VimpelCom’s management and Alfa Group. However, we cannot accept that VimpelCom and Alfa Group are now operating with a complete lack of respect for law, transparency, corporate governance and financial controls. We encourage the Alfa Group and VimpelCom management to recommit themselves to operating within the ethical norms and corporate governance standards appropriate for an NYSE-listed company, and to cooperate in building the value of VimpelCom,” said Jan Edvard Thygesen, Executive Vice President and Head of Telenor in Eastern/Central Europe.
Thygesen stressed Telenor’s long-term commitment to VimpelCom and the markets of the CIS. “Telenor has a long and successful history in building international telecom companies, including in Russia and Ukraine, based on our solid industrial leadership, good corporate governance and management that acts in the best interest of all shareholders.”
“We support VimpelCom’s expansion plans in the CIS, including Ukraine, but not through a transaction that has no business merit, such as the over-priced acquisition of URS. The proposed business plan overestimates the income and underestimates the immense capital required to establish URS as a viable national mobile operator in Ukraine,” said Thygesen.
“VimpelCom management has repeatedly refused to provide material information about the URS acquisition to the Board and shareholders, despite numerous requests from members of the Board,” said Thygesen. “Basic information, such as the purchase agreement, the identity of URS’s beneficial owners and who received the sales proceeds, has been withheld from Board members and shareholders. The lack of transparency and the inflated purchase price raise serious questions about the motivations for this acquisition.”

Telenor, 26 January, 2006

     “Telenor will continue to provide a competitive advantage to VimpelCom, using our global industry expertise and commitment to innovation and best practices,” Thygesen said. “But to be successful, VimpelCom must make selective, value-enhancing acquisitions and operate based on the rule of law and principles of good corporate governance. This is good for VimpelCom shareholders and good for Russia.”
The Lawsuits
Telenor commenced three lawsuits in the Moscow Arbitration Court:
     —Telenor’s first claim is against VimpelCom, and seeks to invalidate the decision of VimpelCom’s September 14, 2005 EGM.
     —The second claim is against VimpelCom and the five British Virgin Islands and Cyprus companies, and one individual, that Telenor believes were the sellers of URS. In addition to seeking key information regarding the transaction, this claim seeks to unwind the URS acquisition on the basis that it was completed in violation of Russian law.
     —Telenor’s third claim is against VimpelCom, and seeks to invalidate the decision to complete the URS transaction taken by VimpelCom’s General Director, Alexander Izosimov, without the approval of VimpelCom’s Board of Directors.
“The objective of these lawsuits is to minimize economic harm to VimpelCom shareholders resulting from the illegal URS acquisition, to obtain critical information about the transaction and its real beneficiaries, and to restore basic standards of corporate governance and financial control in the company,” said Thygesen.
Further information:
Dag Melgaard, Vice President Corporate Communications, Telenor ASA,
tel: (+47) 901 92 000. Email: Dag.Melgaard@Telenor.com
Tatiana Nikulshina, The PBN Company•Moscow, tel: (+7495) 775-0077.
Email: Tatiana.Nikulshina@PBN.ru